Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 12
DATED MARCH 9, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 12 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 12 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 11 dated March 2, 2004, Supplement No. 10 dated February 19, 2004, Supplement No. 9 dated February 12, 2004, Supplement No. 8 dated January 21, 2004, Supplement No. 7 dated January 12, 2004, Supplement No. 6 dated December 31, 2003, Supplement No. 5 dated December 15, 2003, (Supplement No. 5 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and December 4, 2003), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Heritage Towne Crossing, Euless, Texas

On March 5, 2004, we purchased an existing shopping center known as Heritage Towne Crossing containing 73,364 gross leasable square feet. The center is located at Glade Road and State Highway 121 in Euless, Texas.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $16,288,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $222 per square foot of leasable space. A portion of the purchase price will be held in an escrow, to be paid to the seller when the remaining spaces are leased.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

No individual tenant leases more than 10% of the total gross leasable area of the property.

For federal income tax purposes, the depreciable basis in this property will be approximately $12,200,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Heritage Towne Crossing was built in 2002. As of March 1, 2004, this property was 88% occupied, with a total 64,808 square feet leased to 27 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

APB Mortgage	2,530	09/06	45,540	18.00
Gamestop	1,371	03/07	29,400	21.44
Mattress Firm	4,000	04/07	96,000	24.00
All Battery Store	2,000	05/07	44,000	22.00
Sun Tailors	1,200	05/07	20,400	17.00
Dapper Dan Cleaners	2,000	06/07	38,000	19.00
Lava Asian Grill	3,000	07/07	51,000	17.00
Salon G	2,800	08/07	50,400	18.00
Ultra Tan	1,600	08/07	24,000	15.00
Golf USA of Euless	3,437	12/07	69,459	20.21
Sara Donuts	1,400	04/08	23,800	17.00
Coppell Spine/Sports Rehab	2,000	04/08	38,000	19.00
Plato's Closet	3,000	04/08	54,000	18.00
Village Barber	1,100	04/08	23,100	21.00
Town & Country Tobacco	1,800	04/08	32,400	18.00
Parker Uniforms	3,000	05/08	42,000	14.00
The Cash Store	1,300	07/08	24,700	19.00
Art & Frame Warehouse	2,546	07/08	39,463	15.50
Wings to Go	2,000	09/08	32,000	16.00
Ultima Fitness	2,266	10/08	37,389	16.50
Delicious Delights	1,500	11/08	27,000	18.00
Nails Spa	3,410	01/09	61,380	18.00
DoubleDave's Pizza Works	3,308	03/09	54,582	16.50
Panda Express	2,250	04/12	47,250	21.00
Washington Mutual	4,000	10/12	84,000	21.00
Pearle Vision	1,990	12/12	35,820	18.00
The Soccer Corner	4,000	05/13	62,600	15.65
Whataburger	*	08/18	60,000	*
Taco Bell	*	10/18	51,000	*

* ground lease

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Dorman Center, Spartanburg, South Carolina

On March 4, 2004, we purchased a newly constructed shopping center known as Dorman Center containing 350,994 gross leasable square feet (Phase I). We signed an agreement, subject to conditions, to purchase an additional 35,900 gross leasable square feet (Phase II) upon completion in 2004 for approximately $6,700,000. The center is located at Blackstock Road and W.L. Ezell Road, in Spartanburg, South Carolina.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $43,118,000 for Phase I. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $123 per square foot of leasable space for Phase I.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Wal-Mart Super Center, leases more than 10% of the total gross leasable area of the Phase I property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Wal-Mart Super Center	219,622	63	7.45	08/03	12/23

For federal income tax purposes, the total depreciable basis in this property will be approximately $25,800,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Dorman Center was built in 2003. As of March 1, 2004, this property was 98% occupied, with a total 345,700 square feet leased to 16 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Happy Nails	2,000	12/06	38,000	19.00
Pilgrim's Pathway	2,000	12/06	32,000	16.00
Alltell	2,500	12/06	45.000	18.00
Payless Shoesource	2,800	08/08	47,600	17.00
Your Dollar Store	5,000	08/08	77,500	15.50
JD's Fashion	3,500	12/08	63,000	18.00
Catherine's	4,000	12/08	69,000	17.25
China King	6,000	12/08	78,000	13.00
Supertans	2,500	12/08	42,500	17.00

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Lee Jewelers	1,700	12/08	33,150	19.50
Linens 'n Things	25,206	12/13	252,060	10.00
Ross Dress for Less	30,187	12/13	332,057	11.00
Michaels	23,885	12/13	250,793	10.50
Pier One	10,800	12/13	199,800	18.50
McAllister's Deli	4,000	12/13	66,000	16.50
Wal-Mart Super Center	219,622	12/23	1,636,184	7.45

* Lease term information is based on the date the tenant began occupancy and is not currently available.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Peoria Crossings, Glendale, Arizona

On March 4, 2004, we purchased a newly constructed shopping center known as Peoria Crossings, containing 213,733 gross leasable square feet. The center is located at 9350 West Northern Avenue, in Glendale, Arizona.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $37,328,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $175 per square foot of leasable space.

We originally purchased this property with our own funds. On March 5, 2004, we obtained financing in the amount of $20,497,400. The loan requires interest only payments at an annual rate of 4.09% and matures April 2009.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Ross Stores, Michael's and Petco, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenant to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Ross Stores	30,171	14	10.00	05/03	01/14

Michael's	24,063	11	11.00	03/03	02/12

Kohl's	88,408	41	8.79	02/03	01/24

For federal income tax purposes, the depreciable basis in this property will be approximately $26,200,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Peoria Crossing was built in 2002 and 2003. As of March 1, 2004, this property was 98% occupied, with a total 210,623 square feet leased to 22 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Supercuts	1,202	12/07	33,656	28.00
Famous Footwear	10,030	01/08	162,988	16.25
EB Games	1,500	02/08	37,500	25.00
Sally Beauty Supply	1,200	02/08	26,400	22.00
Claire's Boutique	1,269	02/08	30,456	24.00
Voice Stream	1,200	02/08	32,400	27.00
Motherlode	1,412	05/08	36,712	26.00
Cold Stone Creamery	1,400	07/08	36,400	26.00
Sarpino's Pizzeria	1,200	07/08	31,200	26.00
Sleep America	4,500	09/08	112,500	25.00
Julie Nails & Spa	1,300	12/08	33,800	26.00
Great Clips	1,405	08/09	35,125	25.00
Michael's	24,063	02/12	264,693	11.00
Petco	15,216	10/12	216,067	14.20
Payless Shoes	4,042	01/13	80,840	20.00
Kohl's	88,408	01/13	777,106	8.79
Quizno's	1,400	05/13	38,500	27.50
Panda Express	2,205	06/13	59,535	27.00
Dress Barn	8,000	06/13	140,000	17.50
Anna's Linens	8,000	09/13	112,000	14.00
It's the Bean	1,500	10/13	43,645	29.10
Ross Stores	30,171	01/14	301,710	10.00

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offerings as of March 7, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our first offering began September 15, 2003:	38,789,752	387,864,029	39,947,298	347,916,731

Shares sold pursuant to our distribution reinvestment program	237,414	2,255,437	-	2,255,437

	39,047,166	390,319,466	39,947,298	350,372,168

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.